THRIVENT ETF TRUST

DISTRIBUTION PLAN

(12b-1 Plan)

The following Distribution Plan (the “Plan”) has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”), by Thrivent ETF Trust (the “Trust”), a Massachusetts business trust, on behalf of the series of the Trust listed on Schedule A as may be amended from time to time (each, a “Fund”). The Plan has been approved by a majority of the Trust’s Board of Trustees (the “Board”), including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any Selling Agreement (as defined below) (the “Disinterested Trustees”), cast in person at a meeting called for the purpose of voting on such Plan.

In approving the Plan, the Board determined, with respect to each Fund, in the exercise of Board’s reasonable business judgment and in light of its fiduciary duties, that there is a reasonable likelihood that the Plan will benefit the Fund and its shareholders.

The provisions of the Plan are as follows:

1.  Payments by the Fund to Promote the Sale of Fund Shares

The Trust, on behalf of each identified Fund, will pay the Fund’s principal underwriter (the “Distributor”) of the Fund’s creation units, a distribution fee and shareholder servicing fee in an amount as may hereafter be determined by the Board equal to or less than a percentage of the average daily net assets of each Fund as shown on Schedule A in connection with the promotion and distribution of creation unit size aggregations of Fund shares and the provision of services to shareholders, including, but not necessarily limited to, advertising, compensation to underwriters, dealers and selling personnel, the printing and mailing of prospectuses to other than current Fund shareholders, and the printing and mailing of sales literature. The Distributor may pay all or a portion of these fees to any broker-dealer, financial institution or any other person (the “Recipient”) who renders assistance in distributing or promoting the sale of creation units of shares, or who provides certain shareholder services, pursuant to a written agreement subject to the requirements of the Plan (the “Selling Agreement”). To the extent not so paid by the Distributor, such amounts may be retained by the Distributor. Payment of these fees shall be made by the Funds monthly following the close of the month.

2.  Selling Agreements

(a) No Selling Agreement shall be entered into with respect to the Fund and no payments shall be made pursuant to any Selling Agreement, unless such Selling Agreement is in writing and the form of which has been approved by a vote of a majority of the Board, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such Selling Agreement.

(b) Any Selling Agreement shall describe the services to be performed by the Recipient and shall specify the amount of, or the method for determining, the compensation to the Recipient.

(c) No Selling Agreement may be entered into unless it provides (i) that it may be terminated with respect to the Fund at any time, without the payment of any penalty, by vote of a majority of the shareholders of the Fund, or by vote of a majority of the Disinterested Trustees, on not more than 60 days’ written notice to the other party to the Selling Agreement, and (ii) that it shall automatically terminate in the event of its assignment.

3.  Quarterly Reports

The Distributor shall provide to the Board, and the Board shall review at least quarterly, a written report of all amounts expended pursuant to the Plan. This report shall include the identity of the recipient of each payment and the purpose for which the amounts were expended and such other information as the Board may reasonably request.

4.  Effective Date and Duration of the Plan

The Plan shall become effective immediately upon approval by the vote of a majority of the Board, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on the approval of the Plan. The Plan shall continue in effect with respect to the Fund for a period of one year from its effective date unless terminated pursuant to its terms. Thereafter, the Plan shall continue with respect to each Fund from year to year, provided that such continuance is approved at least annually by a vote of a majority of the Board of Trustees, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such continuance. The Plan, or any Selling Agreement, may be terminated with respect to each Fund at any time, without penalty, on not more than 60 days’ written notice by a majority vote of shareholders of the Fund, or by vote of a majority of the Disinterested Trustees.

5.  Selection of Disinterested Trustees

During the period in which the Plan is effective, the selection and nomination of those Trustees who are Disinterested Trustees of the Trust shall be committed to the discretion of the Disinterested Trustees.

6.  Amendments

All material amendments of the Plan shall be in writing and shall be approved by a vote of a majority of the Board, and of the Disinterested Trustees, cast at a meeting called for the purpose of voting on such amendment in accordance with the requirements of Rule 12b-1. In addition, the Plan may not be amended to increase materially the amount to be expended by the Fund hereunder without the approval by a majority vote of shareholders of the Fund.

7.  Recordkeeping

The Trust shall preserve copies of the Plan, any Selling Agreement and all reports made pursuant to Section 3 for a period of not less than six years from the date of this Plan, any such Selling Agreement or such reports, as the case may be, the first two years in an easily accessible place.

SCHEDULE A

Fund	12b-1 Fee
Thrivent Small-Mid Cap Equity ETF	25 bps
Thrivent Core Plus Bond ETF	25 bps
Thrivent Ultra Short Bond ETF	25 bps